UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

        CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY MASTER FUND, LLC
                       (Name of Subject Company (Issuer))

        CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY MASTER FUND, LLC
                       (Name of Filing Person(s) (Issuer))

                            LIMITED LIABILITY COMPANY
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 EDWARD POLETTI
                          11 MADISON AVENUE, 13TH FLOOR
                               NEW YORK, NY 10010
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                            MICHAEL S. CACCESE, ESQ.
                 KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP
                          STATE STREET FINANCIAL CENTER
                               ONE LINCOLN STREET
                                BOSTON, MA 02111

                                 APRIL 28, 2006
                           As Amended March 9, 2007
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

 -----------------------------------------------------------------------------
 Transaction Valuation:  $6,867,372.00 (a)  Amount of Filing Fee:  $734.81 (b)
 -----------------------------------------------------------------------------

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $734.81
                                  ----------
         Form or Registration No.:          SC TO-I
                                    --------------------------
         Filing Party:     Credit Suisse Alternative Capital
                           Multi-Strategy Master Fund, LLC
                        ----------------------------------------
         Date Filed:                April 28, 2006
                        ----------------------------------------

[ ]      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

         This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on April 28, 2006 by Credit Suisse Alternative Capital Multi-Strategy Master Fund, LLC (the "Fund"), relating to the Fund's offer to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund ("Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender) in an aggregate amount of up to $6,867,372.00 (the "Offer") and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

         The Offer terminated at 12:00 midnight, Eastern time, on Tuesday, May 30, 2006. Pursuant to the Offer, $2,755,000 of Interests were tendered and accepted by the Fund, at a net asset value of $112.71 as determined as of June 30, 2006. Payments were wired on August 7, 2006 to the accounts of tendering Members indicated in their letters of transmittal in accordance with the terms of the Offer.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.




               CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY MASTER FUND, LLC
               By:  /s/ Edward Poletti
                    --------------------------
                    Name:  Edward Poletti
                    Title: Chief Financial Officer and Treasurer
                    March 9, 2007